UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

46, avenue de la Grande Armée, 75017 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

In September 2025, Sanofi published the press releases attached hereto as Exhibits 99.1, and 99.2 and 99.3 which are incorporated herein by reference.

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release dated September 10, 2025: Tzield approved in China as first disease-modifying therapy for adult and pediatric patients with stage 2 type 1 diabetes

Exhibit 99.2	Press Release dated September 11, 2025: Sanofi’s SAR402663 earns fast track designation in the US for neovascular age-related macular degeneration

Exhibit 99.3	Press Release dated September 17, 2025: EADV: Sanofi’s brivekimig achieved positive results in hidradenitis suppurativa in phase 2a study

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 17, 2025	SANOFI

	By	/s/ Alexandra Roger
Name: Alexandra Roger
Title: Head of Legal Corporate & Finance

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